SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ADVANTAGE CAPITAL DEVELOPMENT CORP.
                                  COMMON STOCK

                                   007559 10 7
                                 (CUSIP NUMBER)


                          195 Route 9 South, Suite 204
                           Manalapan, New Jersey 07726
                                 (732) 409-1212


                                  December 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.
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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

       Triple Crown   651070330

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |_|
(b) |_|

(3) SEC Use Only

(4) Source of Funds (See Instructions):  SC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

(6) Citizenship or Place of Organization:    United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:                          350,000

(8) Shared Voting Power:                              0

(9) Sole Dispositive Power:                     350,000

(10) Shared Dispositive Power:                        0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):        5.64%

(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.

Advantage Capital Development Corp.
Common Stock, $.001 par value
2999 NE 191St.
Penthouse 2
Aventura, FL 33180

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name:                   Triple Crown

(b)   State of Organization:  Florida

(c)   Principal Business:     Investment Company

(d)   Address:    1946 N. Oak Haven, North Miami, Florida 33179

(e)   None.

(f)   Criminal Preceeding:  None.

(g)   Civil Proceeding:     None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Triple Crown, acquired the shares of Issuer in December 2003 for services rendered to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was in compensation for its services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Triple Crown received 350,000 of the issued and outstanding common shares of the Issuer in December 2003 for services rendered to the Issuer. Currently, such amount represents 5.64% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRIPLE CROWN

Date: September 27, 2004                  Signature: /s/ Ben Kaplan
                                                     ---------------------------
                                                     Ben Kaplan, President